Exhibit 99.50

Introducing Spectrum Cannabis: Medical Cannabis Simplified

SMITHS FALLS, ON, Sept. 18, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is proud to introduce Spectrum Cannabis to the Canadian medical cannabis market.

The new Canadian brand identity, already launched in several jurisdictions around the world, is a progression of the Mettrum Spectrum and is inspired by the industry-first strain classification system which simplifies the dialogue around strength and dosage by categorizing medical cannabis according to THC and CBD levels, using a straightforward colour-coded guide. In place since 2014 under the Mettrum brand, the Spectrum has been well received by the medical community and equally adopted by customers who regularly shop by Spectrum. The rebranding of Mettrum Health to Spectrum Cannabis in Canada is the natural progression of this methodology and will ensure a consistent and recognizable global brand across all federally legal jurisdictions where Canopy Growth operates.

This follows the launch of Spektrum Cannabis GmbH in Germany and Spectrum Chile SpA, geographies where physician education and customer education on medical cannabis are only just beginning, as they did in Canada in 2014.

“Our mission at Canopy Growth has always been to simplify the conversation around medical cannabis, and with the Spectrum we have done just that,” said Mark Zekulin, President of Canopy Growth Corporation. “We’re also reinforcing the global nature of our operations by bringing the international-facing medical brand back home to Canada.”

This transition is aligned with the direction and vision of the medical brand, which is dedicated to educating healthcare practitioners, and simplifying the dialogue around medical cannabis. Current customers should expect to see the name change reflected in the packaging of their products in the coming weeks. Beyond that, the formerly Mettrum product itself as well as the price, size and varieties will continue to be up to the world-class quality standards customers expect from all Canopy Growth companies.

Moving forward, Spectrum Cannabis will continue to make product selection easier for the medical community and their patients. As part of the Canopy Growth family of companies, Spectrum Cannabis is committed to providing consistent medical options guided by quality research, education, and innovation.

Learn more at www.tweedmainstreet.com/pages/spectrum

Here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/18/c4086.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, 855-558-9333 ex 122, tyler.burns@canopygrowth.com; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 13:36e 18-SEP-17